Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 47 DATED FEBRUARY 29, 2008

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 45 dated January 3, 2008 and supplement no. 46 dated February 8, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of two two-story research and development office buildings in Billerica, Massachusetts;

•	the execution of an agreement to extend the term of a repurchase agreement; and

•	clarifications and corrections to Prior Performance Tables I, II and VI for the year ended December 31, 2006.

Acquisition and Related Financing of Rivertech I and II

On February 20, 2008, we purchased, through an indirect wholly owned subsidiary, two two-story research and development office buildings containing approximately 285,772 rentable square feet (“Rivertech I and II”)* from Rivertech I and II Nominee Trust, which is not affiliated with us or our advisor. Rivertech I and II is located on an approximate 24.9-acre parcel of land at 129 Concord Road in Billerica, Massachusetts.

The purchase price of Rivertech I and II was approximately $45.2 million plus closing costs. The acquisition was funded with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

In connection with our acquisition of Rivertech I and II, we entered into a secured bridge loan with a financial institution for approximately $27.3 million secured by Rivertech I and II and Rivertech III (the “Rivertech Mortgage Loan”). The maturity date for the loan is November 20, 2008. For the first 30 days of the term of the loan, the interest rate will be a fixed rate of 140 basis points over 30-day LIBOR or 4.52%. Thereafter, interest will accrue at either the Prime Rate as established from time to time by the lender or LIBOR plus 1.40% (subject to adjustment for a reserve percentage established by the lender), at our option. There is no prepayment fee for principal borrowed at the Prime Rate. For principal borrowed at LIBOR plus 1.40%, there is a breakage fee for prepayment of the loan. In addition, under certain circumstances we must pay an exit fee in connection with repayment of the loan. If we repay the loan, in whole or in part, on or before the maturity date, we must pay the lender an exit fee in an amount equal to 0.125% of the amount being repaid, unless (i) such amounts are being repaid with proceeds from a replacement financing from the lender or (ii) we repay the entire amount of the respective loan with proceeds from the sale of the property securing the loan to a bona-fide third-party purchaser. Notwithstanding the above, we have no obligation to pay an exit fee if (a) we repay the loan with proceeds other than from lender refinancing and the lender has not provided us with a reasonable quote for replacement financing or (b) we are repaying a portion of the loan for the sole purpose of reducing the outstanding amount of the loan to 50% of the lesser of the appraised value of the property securing the loan or the acquisition cost of the property securing the loan.

The loan documents for the Rivertech Mortgage Loan contain cross-default and cross-collateralization provisions such that this loan as well as secured loans that we have entered with respect to twelve other properties with this lender are cross-defaulted and cross-collateralized with each other.

During the term of the Rivertech Mortgage Loan, at all times while the ratio of the loan commitment to the lesser of (i) the appraised value of the property and (ii) the acquisition cost of the property, is greater than 50%, we have agreed to cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments. In addition, during the term of the loans, we have agreed to certain restrictions regarding our distributions and those of our Operating Partnership, and our indebtedness and that of our subsidiaries.

Rivertech I and II was built in 1983. Base building renovations were completed in 2001 and additional renovations, which were completed in July 2007, were made to Rivertech I to create a research and development facility for Nuvera Fuel Cells. Rivertech I and II is 100% leased by two tenants, Nuvera Fuel Cells (39%) and Entegris, Inc. (61%). Nuvera Fuel Cells is a global leader in the development and advancement of multi-fuel processing fuel cell technology. Entegris, Inc. is a leader in the production of materials to safely transport components used to build semiconductors and computer disk drives.

The current aggregate annual base rent for the tenants of Rivertech I and II is approximately $3.1 million. As of February 2008, the current weighted-average remaining lease term for the current tenants of Rivertech I and II is approximately 8.2 years. The Nuvera Fuel Cells lease expires in June 2019, and the average annual rental rate for the Nuvera Fuel Cells lease over the remaining lease term is $9.33 per square foot, which includes a rent concession on a portion of its square footage through June 2008. Nuvera Fuel Cells has the right, at its option, to extend its lease for two additional five-year periods. The Entegris lease expires in March 2014. The average annual rental rate for the Entegris lease over the remaining lease term is $15.95 per square foot. Entegris has the one-time right, at its option, to extend its lease for two additional five-year periods.

*The transaction also includes the acquisition of 5.72 acres of land and a building containing approximately 60,000 rentable square feet (“Rivertech III”) located at 129 Concord Road in Billerica, Massachusetts. Rivertech III is subject to a ground lease with nominal prepaid rent through September 2097. As a result, we will receive no material economic benefit from the Rivertech III ground lease. We are responsible for maintenance of all access ways and utility lines for Rivertech III.

We do not intend to make significant renovations or improvements to Rivertech I and II. Our management believes that Rivertech I and II is adequately insured.

Repurchase Agreement Extension

On July 24, 2007, we entered into a repurchase agreement with a financial institution. Under this agreement, we sold our marketable securities totaling approximately $17.7 million to the financial institution and obtained approximately $13.3 million of financing in return. We agreed to repurchase the marketable securities on January 23, 2008. We have entered into an agreement with the financial institution to extend the repurchase date to March 24, 2008.

Clarifications and Corrections to Prior Performance Tables

We have clarified and corrected information in Prior Performance Tables I, II and VI for the year ended December 31, 2006. The tables that follow replace and supersede the information contained in Tables I and II for the year ended December 31, 2006 contained in supplement no. 28, dated July 3, 2007, and the information contained in Table VI for the year ended December 31, 2006, which is contained in Part II of the registration statement (Reg. No. 333 -126087), as amended to date, but which is not part of the prospectus, as supplemented.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table I provides a summary of the experience of KBS investment advisers in raising and investing funds for programs that have had offerings close during the three years ended December 31, 2006. Information is provided as to the manner in which the proceeds of the offerings have been applied. Each of the programs presented have investment objectives similar to those of KBS Real Estate Investment Trust. The KBS investment adviser typically diversified the portfolios of these programs by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for Separate Account 6/05 and Separate Account 8/05, the KBS investment adviser is focusing on the acquisition of core real estate assets, and in constructing the portfolios for Separate Account 5/06 and Separate Account 10/06, the KBS investment adviser is focusing on the acquisition of a mix of value-added, enhanced return and core real estate assets. We will seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties and real estate-related assets. All percentage amounts except “Percent leveraged” represent percentages of the “Dollar amount offered” for each program.

	SEPARATE ACCOUNT 6/05	SEPARATE ACCOUNT 8/05	SEPARATE ACCOUNT 5/06	SEPARATE ACCOUNT 10/06

Dollar amount offered	$50,043,000	$49,180,000	$37,932,000	$26,114,000

Percentage amount raised	100.0%	100.0%	100.0%	100.0%
Less offering expenses:
Selling commissions	—	—	—	—
Organizational expenses	—	—	—	—
Reserves	—	—	—	—

Percentage available for investment	100.0%	100.0%	100.0%	100.0%

Acquisition costs:
Prepaid items and fees related to purchase of property	—	—	—	—
Purchase price (cash down payment)(5)	251.1%	245.9%	256.2%	255.4%
Acquisition fees(6)	2.5%	2.5%	2.6%	2.6	%(7)
Other capitalized costs(8)	1.2%	1.5%	2.4%	0.7%

Total acquisition costs (includes mortgage financing)(9)	254.8%	249.8%	261.2%	258.7%

Percent leveraged(10)	60.8%	62.0%	64.4%	64.3%

Date offering began	(1)	(2)	(3)	(4)
Length of offering (in months)	(1)	(2)	(3)	(4)
Months to invest 90% of amount available for investment	(1)	(2)	(3)	(4)

(1) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 6/05 made its first investment in June 2005. The program has made a total of five separate investments through December 2006.

(2) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 8/05 made its first investment in October 2005. The program has made a total of five separate investments through December 2006.

(3) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 5/06 made its first investment in September 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of four separate investments through December 2006.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(4) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 10/06 made its first investment in November 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of two separate investments through December 2006.

(5) “Purchase price (cash down payment)” includes both debt- and equity-financed payments. See the “Percent leveraged” line for the approximate percentage of the purchase price financed with mortgage or other debt.

(6) Represents acquisition fees as if they were calculated as a percentage of dollar amount offered and raised. Acquisition fees per the partnership agreements of these programs are calculated as a percentage of purchase price (including leverage used to fund the acquisition) plus other capitalized costs and are paid to the KBS sponsor.

(7) Includes acquisition fees of $340,000 incurred and payable to the KBS sponsor with respect to the December 28, 2006 acquisition of Ten West Corporate Center.

(8) Other capitalized costs include legal fees, outside broker fees, environmental studies, title and other closing costs.

(9) Total acquisition costs include the cash down payment, acquisition fees, other capitalized costs and mortgage financing.

(10) “Percent leveraged” represents total mortgage financing divided by total acquisition cost for properties acquired.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table II summarizes the amount and type of compensation paid to KBS affiliates during the three years ended December 31, 2006 in connection with 1) each program sponsored by a KBS investment adviser that had offerings close during this period and 2) all other programs that have made payments to KBS affiliates during this period. All of the programs represented in the table below have or had investment objectives similar to those of KBS Real Estate Investment Trust. The KBS investment adviser typically diversified the portfolios of these programs by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for these programs, the KBS investment adviser specialized in acquiring a mix of value-added, enhanced-return and core real estate assets, with a focus primarily on value-added and enhanced-return assets, except that for Separate Account 6/05 and Separate Account 8/05, the KBS investment adviser is focusing on the acquisition of core real estate assets. We will seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties and real estate-related assets. All figures are as of December 31, 2006.

TABLE II

COMPENSATION TO SPONSOR (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

	Commingled Account 5/95 (1)	Commingled Account 12/96 (2)	Commingled Account 6/98 (3)	Commingled Account 6/99 (4)	Separate Account 10/97 (5)	Separate Account 12/98 (6)	Separate Account 6/05 (7)	Separate Account 8/05 (8)	Separate Account 5/06 (9)	Separate Account 10/06 (10)

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)
Date offering commenced
Dollar amount raised	$273,100,000	$266,125,050	$216,650,000	$187,000,000	$153,016,700	$210,967,612	$50,043,000	$49,180,000	$37,932,000	$26,114,000
Amount paid to sponsor from proceeds of offering:
Underwriting fees	—	—	—	—	—	—	—	—	—	—
Acquisition fees:
–real estate commissions	—	—	—	—	—	—	—	—	—	—
–advisory fees (11)	—	—	—	—	—	—	$1,267,000	$1,217,000	$977,000	$327,000	(14)
–other (identify and quantify)	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsors	$(899,000)	$33,466,000	$38,136,000	$38,929,000	$21,837,000	$27,456,000	$7,094,000	$6,030,000	$913,000	$1,769,000
Amount paid to sponsor from operations:
Property management fees (12)	$39,000	$4,840,000	—	—	—	—	—	—	—	—
Partnership and asset management fees	$138,000	$1,938,000	$2,775,000	$2,745,000	$1,869,000	$4,188,000	$1,394,000	$996,000	$58,000	—
Reimbursements	—	—	—	—	—	—	—	—	—	—
Leasing commissions (12)	—	$1,166,000	—	—	—	—	—	—	—	—
Construction management fees (12)	—	$41,000	—	—	—	—	—	—	—	—
Loan servicing fees	—	—	—	—	—	—	—	—	—	—
Dollar amount of property sales and refinancing before deducting payments to sponsors
–cash	$34,851,000	$39,149,000	$130,758,000	$110,416,000	$11,286,000	$79,514,000	—	$37,029,000	—	—
–notes	—	—	—	—	—	—	—	—	—	—
Amounts paid to sponsor from property sales and refinancing:
–Real estate commissions (12)	—	$476,000	—	—	—	—	—	—	—	—
–Disposition fees	—	—	$378,000	$384,000	—	—	—	—	—	—
–Incentive fees (13)	$1,445,000	—	—	$268,000	—	—	—	—	—	—
–Other (identify and quantify)	—	—	—	—	—	—	—	—	—	—

TABLE II

COMPENSATION TO SPONSOR (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Commingled Account 5/95 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in May 1995.

(2) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Commingled Account 12/96 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1996.

(3) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Commingled Account 6/98 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in June 1998.

(4) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Commingled Account 6/99 represents a multi-investor commingled fund that makes investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. The account made its first investment in June 1999.

(5) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Separate Account 10/97 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in October 1997.

(6) This program made payments to KBS affiliates during the three years ended December 31, 2006; however, it did not close any offerings during this period. Separate Account 12/98 represents a single-client account that made investments through a limited partnership for which an affiliate of Messrs. Bren and Schreiber acts as the general partner. This program made its first investment in December 1998.

(7) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 6/05 made its first investment in June 2005. The program has made a total of five separate investments through December 2006. For more information about this program’s experience in raising capital, see Table I.

(8) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 8/05 made its first investment in October 2005. The program has made a total of five separate investments through December 2006. For more information about this program’s experience in raising capital, see Table I.

(9) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 5/06 made its first investment in September 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of four separate investments through December 2006. For more information about this program’s experience in raising capital, see Table I.

(10) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 10/06 made its first investment in November 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of two separate investments through December 2006. For more information about this program’s experience in raising capital, see Table I.

(11) Advisory fees are acquisition fees that are calculated as a percentage of purchase price plus other capitalized costs and are paid to the KBS sponsor.

(12) Fees paid to parties affiliated with the general partner of the program.

TABLE II

COMPENSATION TO SPONSOR (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(13) Only two of the funds represented in this table, Commingled Account 5/95 and Commingled Account 6/99, paid incentive fees during the three years ended December 31, 2006. Two of the ten funds, Commingled Account 6/98 and Commingled Account 6/99, pay incentive fees based on gains from the sale of assets. The incentive fees for the remaining eight funds represented in this table (Commingled Account 5/95, Commingled Account 12/96, Separate Account 10/97, Separate Account 12/98, Separate Account 6/05, Separate Account 8/05, Separate Account 5/06 and Separate Account 10/06) are back-end fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors. These back-end incentive fees will be paid during the final liquidation stage of the funds. Only one of these eight funds, Commingled Account 5/95, is currently in its liquidation stage.

(14) Acquisition fees of $340,000 incurred and payable to the KBS sponsor with respect to the December 28, 2006 acquisition of Ten West Corporate Center were paid in January 2007, and, therefore, are not reflected in the table.

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAMS

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Table VI presents information concerning the acquisition of properties during the three years ended December 31, 2006 by private programs sponsored by KBS investment advisers. Each of the programs below have investment objectives similar to those of KBS Real Estate Investment Trust. The KBS investment adviser typically diversified the portfolios of these programs by property type and geographic region as well as investment size and investment risk. In constructing the portfolios for these programs, the KBS investment adviser is focusing on the acquisition of core real estate assets. We will seek to diversify our assets by investment risk by acquiring both core and enhanced-return commercial properties and other real estate-related assets. We expect to invest primarily in core investments but to make approximately 30% of our investments in enhanced-return properties and real estate-related investments.

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

Property and Location	Type of Property	Gross Leaseable Area (sq. ft.)	Date of Purchase	Original Mortgage Financing	Cash Down Payment (equity)	Contract purchase price plus acquisition fee (5)	Other cash expenditures expensed	Other cash expenditures capitalized (6)	Total cost of property (7)

Separate Account 6/05(1)
Overlook I Atlanta, GA	Office	138,068	7/6/2005	$10,775,000	$10,740,622	$21,368,098	—	$147,524	$21,515,622
South Park Commerce Austin, TX	Industrial	372,763	10/25/2005	$21,829,960	$8,209,776	$29,896,000	—	$143,736	$30,039,736
3200 N First Street San Jose, CA	Office	85,000	6/28/2005	$13,000,000	$12,888,884	$25,756,580	—	$132,304	$25,888,884
Triangle Corp Park II Tigard, OR	Office	133,099	8/16/2005	$17,462,900	$17,254,838	$34,643,000	—	$74,738	$34,717,738
Acques/DeGuigne Business Park
Sunnyvale, CA	Office	93,385	9/8/2006	$14,500,000	$867,625	$15,251,000	—	$116,625	$15,367,625
Separate Account 8/05(2)
South Tech Business Austin, TX	Industrial	260,112	10/25/2005	$13,944,000	$13,878,228	$27,674,000	—	$148,228	$27,822,228
Diehl Point at Cantera Warrenville, IL	Office	88,592	11/8/2005	$8,407,374	$8,408,706	$16,740,750	—	$75,330	$16,816,080
Tollway North Plano, TX	Office	297,593	11/22/2005	$21,119,593	$20,231,533	$41,099,000	—	$252,126	$41,351,126
Clay Crossing Business Center Houston, TX	Industrial	222,750	6/7/2006	$24,293,000	$(320,783)	$23,836,000	—	$136,217	$23,972,217
Rancho Cordova Rancho Cordova, CA	Office	75,626	11/22/2006	$8,400,000	$4,510,665	$12,801,750	—	$108,915	$12,910,665
Separate Account 5/06(3)
Colonnade One Raleigh, NC	Office	126,926	9/29/2006	$17,920,000	$9,942,518	$27,376,000	—	$486,518	$27,862,518
Fountainhead One San Antonio, TX	Office	174,108	10/11/2006	$15,470,000	$8,528,509	$23,861,250	—	$137,259	$23,998,509
Parkside Tower Salt Lake City, UT	Office	190,320	9/6/2006	$19,825,000	$10,866,254	$30,502,000	—	$189,254	$30,691,254
370 San Aleso Avenue Sunnyvale, CA	Office	53,150	12/22/2006	$10,562,500	$5,947,415	$16,412,500	—	$97,415	$16,509,915
Separate Account 10/06 (4)
City View San Antonio, TX	Office	216,858	11/30/2006	$21,255,000	$11,820,794	$33,027,000	—	$48,794	$33,075,794
Ten West Corporate Center Houston, TX	Office	199,001	12/28/2006	$22,165,000	$12,307,772	$34,340,000	—	$132,772	$34,472,772

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAMS (CONTINUED)

(UNAUDITED)

Prior Performance Is Not Indicative of Future Results

(1) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 6/05 made its first investment in June 2005. The program has made a total of five separate investments through December 2006.

(2) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 8/05 made its first investment in October 2005. The program has made a total of five separate investments through December 2006.

(3) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 5/06 made its first investment in September 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of four separate investments through December 2006.

(4) This program represents a single-client account whereby dollars are raised only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. Under the partnership agreement, when the KBS investment adviser for the partnership identifies properties for investment, the KBS investment adviser invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. Separate Account 10/06 made its first investment in November 2006, and the KBS investment adviser continues to identify potential properties for purchase by this program. The program has made a total of two separate investments through December 2006.

(5) Acquisition fees are calculated as a percentage of purchase price plus other capitalized costs and are paid to the KBS sponsor.

(6) Other cash expenditures capitalized include legal fees, outside broker fees, environmental studies, title and other closing costs.

(7) Total cost of property includes the cash down payment, acquisition fees, other cash expenditures capitalized and mortgage financing.